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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

QUOVADX, INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74913K106

(Cusip Number)

DECEMBER 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 74913K106

1.	Name of Reporting Person: J. Andrew Cowherd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,000*

		6.	Shared Voting Power: 2,458,001**

		7.	Sole Dispositive Power: 3,000*

		8.	Shared Dispositive Power: 2,458,501**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,506,001* and ** and ***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 8.3%

12.	Type of Reporting Person (See Instructions): IN

13G
CUSIP No. 74913K106

1.	Name of Reporting Person: Atlantic Medical Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,388,001

		6.	Shared Voting Power: 70,000

		7.	Sole Dispositive Power: 2,388,001

		8.	Shared Dispositive Power: 70,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,503,001** and ***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 8.3%

12.	Type of Reporting Person (See Instructions): PN

13G

Item 1.
	(a)	Name of Issuer:
Quovadx, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
6400 S. Fiddler’s Green Circle, Suite 1400, Englewood, CO 80111

Item 2.
	(a)	Name of Person Filing:
J. Andrew Cowherd Atlantic Medical Capital, L.P.
	(b)	Address of Principal Business Office or, if none, Residence:
156 West 56th Street, Suite 1605, New York, NY 10019
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
74913K106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
J. Andrew Cowherd: 2,506,001* and ** and *** Atlantic Medical Capital, L.P.: 2,503,001** and ***
(b) Percent of class:
J. Andrew Cowherd: 8.3% Atlantic Medical Capital, L.P.: 8.3%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
****
(ii) Shared power to vote or to direct the vote:
****
(iii) Sole power to dispose or to direct the disposition of:
****
(iv) Shared power to dispose or to direct the disposition of:
****
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2002
Date

/s/ J. ANDREW COWHERD
Signature

J. Andrew Cowherd
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2002
Date

/s/ J. ANDREW COWHERD
Signature

J. Andrew Cowherd, Member of Atlantic Medical Management, LLC, management services company of Atlantic Medical Capital, L.P.
Name/Title

Footnotes:

*Includes 1,500 shares owned by J. Andrew Cowherd individually, 1,000 shares held by Mr. Cowherd's spouse as custodian for the benefit of their minor son, and 500 shares held in the name of Mr. Cowherd's spouse.
**Includes:
(a) 2,388,001 shares held by Atlantic Medical Capital, L.P. Mr. Cowherd is a member of Atlantic Medical Management, LLC, which is the management services company of Atlantic Medical Capital, L.P. Mr. Cowherd is also a managing member of the General Partner of Atlantic Medical Capital, L.P.
(b)70,000 shares held by AHR Seller Group, LLC. Mr. Cowherd is a member of Atlantic Medical Management, LLC, which is the management services company of Atlantic Medical Capital, L.P., which is a member of AHR Seller Group, LLC. Mr. Cowherd is also a managing member of the General Partner of Atlantic Medical Capital, L.P.
***Includes 45,000 shares, which may be acquired within 60 days of December 31, 2002 upon exercise of options by Atlantic Medical Management, LLC.
****Lines 5 – 8 of pages 2 and 3 of this Schedule 13G are incorporated by reference and show, respectively, the ownership of each reporting person.